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July 2, 2025	Renee M. Hardt Shareholder +1 (312) 609 7616 rhardt@vedderprice.com

VIA EDGAR

Mr. Jeffrey W. Long
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	The Oberweis Funds (File No. 811-4854)

Dear Mr. Long:

On behalf of The Oberweis Funds (the “Registrant”), this letter is in response to our telephone conversation on June 26, 2025 regarding the Registrant’s Form N-CSR for the period ended December 31, 2024.

1.	Comment: Certain Funds of the Registrant have expense limitation arrangements in place pursuant to which the Adviser may recoup expenses previously reimbursed. Please disclose in the notes to the financial statements the potential recoupments by year.

Response: The disclosure will be included in future reports on Form N-CSR.

2.	Comment: The Institutional Class shares of the Funds have a minimum investment requirement that is greater than $10,000. In the Performance of Hypothetical Investment section in the tailored shareholder reports, the Institutional Class should calculate the hypothetical investment performance based on the required minimum initial investment as required by Form N-1A, Item 27A(d)(2)(i), Instruction 1(d).

Response: The Registrant will include this disclosure in future tailored shareholder reports.

3.	Comment: The Registrant’s Form N-CSR did not include Item 4(i) and (j). Please include these sub-items even if the response is Not Applicable.

Response: The Registrant will include these items in future reports on Form N-CSR.

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Mr. Jeffrey W. Long

July 2, 2025

4.	Comment: The certifications in Form N-CSR, Item 19(a)(3) require the certifying officers in paragraph 4(d) to certify that they have disclosed any change in the Registrant’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to material affect the Registrant’s internal control over financial reporting. In addition, the certifying officers should certify as Principal Executive Officer and Principal Financial Officer, respectively, rather than as President and Treasurer.

Response: The certifications will be revised accordingly in future reports on Form N-CSR.

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Please call me at (312) 609-7616 if you have any questions.

Very truly yours,

/s/ Renee M. Hardt
Renee M. Hardt
Shareholder

RMH/ser

cc:	Eric V. Hannemann